Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187405

ST. JUDE MEDICAL, INC.
Term Sheet

September 14, 2015

2.000% Notes due 2018

2.800% Notes due 2020
3.875% Notes due 2025

Issuer:	St. Jude Medical, Inc.
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (negative outlook) / A (negative watch) / A- (stable outlook)
Format:	SEC Registered
Ranking:	Senior Unsecured
Trade Date:	September 14, 2015
Expected Settlement Date:	September 23, 2015 (T+7)
Interest Payment Dates:	March 15 and September 15 of each year
First Interest Payment Date:	March 15, 2016
	2.000% Notes due 2018	2.800% Notes due 2020	3.875% Notes due 2025
Principal Amount:	$500,000,000	$500,000,000	$500,000,000
Maturity Date:	September 15, 2018	September 15, 2020	September 15, 2025
Benchmark Treasury:	1.000% due September 15, 2018	1.375% due August 31, 2020	2.000% due August 15, 2025
Benchmark Treasury Price:	99.28 ¾	99.11+	98-15
Benchmark Treasury Yield:	1.034%	1.510%	2.172%
Spread to Benchmark Treasury:	+105 basis points	+130 basis points	+175 basis points
Yield to Maturity:	2.084%	2.810%	3.922%
Coupon:	2.000%	2.800%	3.875%
Price to Public:	99.759% of the principal amount	99.954% of the principal amount	99.616% of the principal amount
Make-Whole Call:	At any time before September 15, 2018 (at maturity), T +20 basis points	At any time before August 15, 2020 (one month prior to maturity), T +20 basis points	At any time before June 15, 2025 (three months prior to maturity), T +30 basis points
Par Call:	Not applicable.	At any time on or after August 15, 2020 (one month prior to maturity)	At any time on or after June 15, 2025 (three months prior to maturity)
Special Mandatory Redemption:	In the event that the merger (as defined in the prospectus supplement) has not been consummated on or prior to the earlier of January 21, 2016 and the date the	Not applicable.	In the event that the merger (as defined in the prospectus supplement) has not been consummated on or prior to the earlier of January 21, 2016 and the date the merger agreement merger agreement is terminated, then the Issuer will be required to redeem all outstanding 2018 notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

is terminated, then the Issuer will be required to redeem all outstanding 2025 notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

CUSIP Number / ISIN Number:	790849 AL7 / US790849AL71	790849 AM5 / US790849AM54	790849 AN3 / US790849AN38
Day Count:	30/360
Minimum Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC
Co-Managers:

U.S. Bancorp Investments, Inc.
Mizuho Securities USA Inc.
TD Securities (USA) LLC
BNP Paribas Securities Corp.
SMBC Nikko Securities America, Inc.
The Williams Capital Group L.P.
SunTrust Robinson Humphrey, Inc.
PNC Capital Markets LLC
Fifth Third Securities, Inc.
KBC Securities USA, Inc.
UniCredit Capital Markets LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement on Form S-3 (including a base prospectus dated March 21, 2013, as supplemented by a preliminary prospectus supplement, dated September 14, 2015, the “Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or by e-mail at dg.prospectus_requests@baml.com, by calling Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848, or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, or by e-mail at wfscustomerservice@wellsfargo.com.

We expect that delivery of the notes will be made to investors on or about September 23, 2015, which will be the seventh business day following the date of this prospectus supplement (such settlement being referred to as ‘‘T+7’’). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or during the next three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.